Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

_____________
GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)
_____________
OF COUNSEL

WILLIAM T. ALLEN	DAVID S. NEILL
MICHAEL H. BYOWITZ	BERNARD W. NUSSBAUM
PETER C. CANELLOS	LAWRENCE B. PEDOWITZ
DAVID M. EINHORN	ERIC S. ROBINSON
KENNETH B. FORREST	PATRICIA A. ROBINSON*
THEODORE GEWERTZ	ERIC M. ROTH
MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	STEPHANIE J. SELIGMAN
MEYER G. KOPLOW	ELLIOTT V. STEIN
DOUGLAS K. MAYER	WARREN R. STERN
ROBERT B. MAZUR	PATRICIA A. VLAHAKIS
PHILIP MINDLIN	AMY R. WOLF
ROBERT M. MORGENTHAU

* ADMITTED IN THE DISTRICT OF COLUMBIA
_____________
COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
FRANCO CASTELLI	LAUREN M. KOFKE
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
UMUT ERGUN	S. CHRISTOPHER SZCZERBAN
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

January 12, 2016

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Corp LP

Registration Statement on Form S-4

Filed November 24, 2015

File No. 333-208187

Dear Ms. Ransom:

On behalf of Energy Transfer Corp LP (“ETC” or the “Partnership”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange

Commission (the “Commission”) to the Partnership’s registration statement on Form S-4 filed with the Commission on November 24, 2015 (the “Registration Statement”) contained in your letter dated December 21, 2015 (the “Comment Letter”), we submit this letter containing the Partnership’s responses to the Comment Letter. In connection with this letter, the Partnership is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all board books and other materials prepared by Lazard and Barclays that were shared with the board and their representatives.

Response: In response to the Staff’s comment, copies of board books and other materials prepared by Lazard and Barclays that were shared with the board and their representatives are being provided to the Staff under separate cover by counsel for each of Barclays and Lazard on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for each of Barclays and Lazard has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for each of Barclays and Lazard also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	Please provide the disclosure called for by Item 14(j) of Form S-4. Refer to Item 305 of Regulation S-K.

Response: In response to the Staff’s comment, the Registration Statement has been revised to provide the disclosure called for by Item 14(j) of Form S-4. Please see pages 271 through 276 of Amendment No. 1.

Prospectus

Organizational Structure of ETC Following the Merger Transactions, page 19

3.	The labeling contained in your diagram on this page and in your diagram on the preceding page is not legible. Please consider revising. In addition, please revise this diagram to clarify, if true, that the 1.4 billion ETE Class E Units will represent a 57% limited partnership interest in ETE by ETC.

Response: In response to the Staff’s comment, the Registration Statement has been revised to update the diagrams. Please see pages 18 and 19 of Amendment No. 1.

Solicitation of Proxies, page 79

4.	We note that you may employ various methods to solicit proxies, including by telephone, electronic mail, letter, facsimile or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Partnership hereby confirms to the Staff its understanding that all written soliciting materials must be filed under the cover of Schedule 14A.

Background to the Merger, page 81

5.	We note your disclosure on page 89 that the strategic review committee authorized representatives to contact “18 potential counterparties” and “five other strategic parties.” Please discuss the outcome of the communications with the 18 potential counterparties. In this regard, we note that you only further discussed the outcome of the communications with the five strategic parties.

Response: In response to the Staff’s comment, the Registration Statement has been revised to provide a description of the outcome of the communications with all potential counterparties. Please see page 92 of Amendment No. 1.

6.	Throughout this section you discuss that the board considered “potential standalone strategic alternatives.” Please expand your discussion of the nature of these alternatives and why other transactions were favored over these alternatives.

Response: In response to the Staff’s comment, the Registration Statement has been revised to expand the discussion of the nature of the potential standalone strategic alternatives and to explain why other transactions were favored over these alternatives. Please see page 91 of Amendment No. 1.

7.	We note your discussion of “economic equivalence” and “trading equivalence” issues of ETC common shares and ETE Common units, throughout this section. Please briefly describe or define these issues.

Response: In response to the Staff’s comment, the Registration Statement has been revised to clarify the meaning of “economic equivalence” and to remove the distinction with “trading equivalence”. Please see page 94 of Amendment No. 1.

8.	Please further explain why the WMB Board determined that Party C’s indication of interest was “not a viable alternative worthy of further deliberation.” In this regard, we note your disclosure on page 105 that Party C provided a “preliminary indication of interest” and that Barclays and Lazard contacted representatives of Party C to obtain additional information about the preliminary indication of interest.

Response: In response to the Staff’s comment, the Registration Statement has been revised to clarify why the WMB Board determined that Party C’s indication of interest was “not a viable alternative worthy of further deliberation”. Please see page 106 of Amendment No. 1.

The Merger

Opinion of the Financial Advisors to the WMB Board, page 116

9.	We note that the description regarding the material relationships in the past two years between the financial advisors and WMB and ETE, does not provide a quantitative description of the fees paid to each financial advisor and its affiliates. Please revise the registration statement to provide such disclosures. Please see Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Registration Statement has been revised to provide a quantitative description of the fees paid to each financial advisor and its affiliates. Please see pages 129 and 143 of Amendment No. 1.

Opinion of Lazard, page 129

10.	We note your disclosure on pages 132 and 135 that Lazard relied on management’s financial projections adjusted for market commodity prices as of August 21, 2015. Please tell us, if material, why you used the market commodity prices as of August 21, 2015. In this regard, we note that the announcement of the merger was made approximately a month later on September 25, 2015.

Response: The Partnership respectfully advises the Staff that WMB does not view the changes in commodity prices between August 21, 2015 and the announcement of the merger on September 28, 2015 as materially different from the range of commodity price forecasts contemplated by management’s financial projections. Given the time and resources required to update management’s financial projections for changes in commodity prices, WMB updates its commodity price assumptions periodically and in response to meaningful changes in commodity prices. WMB believes that the various sets of financial forecasts that were prepared sufficiently addressed varying levels of commodity prices during the relevant time period, and thus the changes in commodity prices between August 21, 2015 and the announcement of the merger on September 28, 2015 did not warrant an update.

Financial Forecasts, page 142

11.	We note your disclosure on page 142 that WMB management adjusted downward the projections provided by ETE’s management for ETE. Please revise to briefly discuss the material adjustments made to these projections.

Response: In response to the Staff’s comment, the Registration Statement has been revised to discuss the material adjustments made to the projections provided by ETE’s management for ETE. Please see page 143 of Amendment No. 1.

12.	We note the disclosure on page 146 that WMB does not intend to revise its projections. Please revise this disclosure, as publicly available financial projections that no longer reflect management’s view of future performance should either be updated or an explanation should be provided as to why the projections are no longer valid.

Response: In response to the Staff’s comment, the Registration Statement has been revised to provide an explanation as to why the projections are no longer valid. Please see page 147 of Amendment No. 1.

Certain Beneficial Owners of WMB Common Stock, page 160

13.	Please disclose the natural person(s) or public company that has the ultimate investment or voting control over shares held by The Vanguard Group. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The entities listed below have ultimate investment or voting control over shares held by The Vanguard Group.

Holdings Date	Main Fund	FUND NAME	Sum Of Shares	% of Sh Outst	% of Complex	% of Advisor	TYPE	SSB Advisor
9/30/2015	93	Vanguard Growth and Income Fund	203,600	0.03%	0.47%	0.48%	FUND	DE Shaw
9/30/2015	51	Energy Fund	58,500	0.01%	0.14%	0.14%	FUND	VGI
9/30/2015	85	Total Stock Market Index Fund	12,021,613	1.60%	27.95%	28.09%	FUND	VGI
9/30/2015	40	Index 500 Fund	8,088,791	1.08%	18.81%	18.90%	FUND	VGI
9/30/2015	94	Institutional Index Fund	7,304,875	0.97%	16.99%	17.07%	FUND	VGI
9/30/2015	9	Growth Index Fund	3,674,636	0.49%	8.54%	8.59%	FUND	VGI
9/30/2015	5480	Energy Index Fund	2,240,551	0.30%	5.21%	5.23%	FUND	VGI
9/30/2015	9612	9612	1,387,287	0.19%	3.23%	3.24%	SMA	VGI
9/30/2015	623	High Dividend Yield Index Fund	1,383,439	0.18%	3.22%	3.23%	FUND	VGI
9/30/2015	870	Institutional Total Stock Market Index Fund	1,221,299	0.16%	2.84%	2.85%	FUND	VGI
9/30/2015	2	Balanced Index Fund	484,642	0.06%	1.13%	1.13%	FUND	VGI
9/30/2015	2045	VANGUARD SP 500 UCITS ETF	454,088	0.06%	1.06%	1.06%	IRISH	VGI
9/30/2015	9605	9605	412,095	0.05%	0.96%	0.96%	SMA	VGI
9/30/2015	307	Large-Cap Index Fund	390,378	0.05%	0.91%	0.91%	FUND	VGI
9/30/2015	9614	9614	249,823	0.03%	0.58%	0.58%	SMA	VGI
9/30/2015	82271	VANGUARD GLOBAL STOCK INDEX FUND	201,941	0.03%	0.47%	0.47%	IRISH	VGI
9/30/2015	838	Mega Cap Growth Index	187,383	0.02%	0.44%	0.44%	FUND	VGI
9/30/2015	82269	VANGUARD S&P STOCK INDEX FUND	186,418	0.02%	0.43%	0.44%	IRISH	VGI
9/30/2015	1850	Russell 1000 Growth	149,499	0.02%	0.35%	0.35%	FUND	VGI
9/30/2015	68	VVIF Equity Index Portfolio	148,231	0.02%	0.34%	0.35%	FUND	VGI
9/30/2015	628	Total World Stock Index Fund	140,578	0.02%	0.33%	0.33%	FUND	VGI

Holdings Date	Main Fund	FUND NAME	Sum Of Shares	% of Sh Outst	% of Complex	% of Advisor	TYPE	SSB Advisor
9/30/2015	102	Tax-Managed Capital Appreciation Fund	128,263	0.02%	0.30%	0.30%	FUND	VGI
9/30/2015	213	FSTE Social Index Fund	118,023	0.02%	0.27%	0.28%	FUND	VGI
9/30/2015	50000	SSTL VANGUARD US EQUITY INDEX	108,204	0.01%	0.25%	0.25%	UK	VGI
9/30/2015	30000	SSTL VANGD FTSE DEVWLD EXUKIDX	77,448	0.01%	0.18%	0.18%	UK	VGI
9/30/2015	1848	Russell 1000	66,948	0.01%	0.16%	0.16%	FUND	VGI
9/30/2015	69265	JPMB (I) VANGUARD COMMON CONTRACTUAL FUND- VANGUARD USA STOCK EQUITY I	53,676	0.01%	0.12%	0.13%	IRISH	VGI
9/30/2015	828	Mega Cap Index Fund	53,333	0.01%	0.12%	0.12%	FUND	VGI
9/30/2015	9601	9601	48,845	0.01%	0.11%	0.11%	SMA	VGI
9/30/2015	1841	S&P 500 Growth	42,262	0.01%	0.10%	0.10%	FUND	VGI
9/30/2015	1854	Russell 3000	34,475	0.005%	0.08%	0.08%	FUND	VGI
9/30/2015	103	Tax-Managed Balanced Fund	23,520	0.003%	0.05%	0.05%	FUND	VGI
9/30/2015	8831	SRI Global Stock Fund	22,089	0.003%	0.05%	0.05%	IRISH	VGI
9/30/2015	2047	VANGUARD FTSE ALL-WORLD UCITS ETF	17,734	0.002%	0.04%	0.04%	IRISH	VGI
9/30/2015	2065	Vanguard FTSE All-World High Dividend Yield UCITS ETF	15,946	0.002%	0.04%	0.04%	IRISH	VGI
9/30/2015	1111166	SSTL Vanguard FTSE Developed World Common Contractual Fund	4,926	0.001%	0.01%	0.01%	IRISH	VGI
9/30/2015	2070	Vanguard FTSE Developed World UCITS ETF	900	0.0001%	0.002%	0.002%	IRISH	VGI
9/30/2015	2067	Vanguard North America UCITS ETF	518	0.0001%	0.001%	0.001%	IRISH	VGI
9/30/2015	474747	Vanguard S&P 500 Index ETF	353	0.00005%	0.001%	0.001%	UK	VGI

		EIG Shares Total	42,800,590
		Outside Advisor Shares Total	203,600

Litigation Relating to the Merger, page 165

14.	Please provide any material updates regarding the pending class action suits that are challenging the merger.

Response: In response to the Staff’s comment, the Registration Statement has been revised to include material updates regarding the pending class action suits that are challenging the merger. Please see pages 166 and 167 of Amendment No. 1.

The Merger Agreement, page 166

15.	Please delete the fifth sentence in the second paragraph of this section, as well as the statement that the merger agreement’s inclusion in the filing is not intended “to provide investors with any other factual information regarding ETC, ETE, WMB or their respective business,” as they inappropriately imply that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement.

Response: In response to the Staff’s comment, these statements have been deleted from the Registration Statement. Please see page 168 of Amendment No. 1.

Merger Consideration, page 167

16.	Please expand your discussion of the merger consideration on page 167 to further describe each component.

Response: In response to the Staff’s comment, the Registration Statement has been revised to expand the discussion of the components of the merger consideration. Please see page 169 of Amendment No. 1.

Proration, page 168

17.	If accurate, please revise the first sentence of this section to clarify that the cash component is capped at $6.05 billion, and revise the remainder of this section to clarify that oversubscription and undersubscription of the cash election are defined by reference to a full subscription of $6.05 billion.

Response: The Partnership respectfully advises the Staff that because the cash component is a fixed amount based on the number of shares of WMB common stock outstanding as of the effective time of the merger, the total amount of the cash component is not determinable until the closing of the merger and therefore it would not be accurate to state that the cash component is capped at $6.05 billion. The cash component is determined by multiplying the number of shares of WMB common stock issued and outstanding as of the closing date (excluding certain cancelled shares, shares for which appraisal has properly been sought and shares owned by WMB subsidiaries) by $8.00. Based on the number of shares of WMB common stock issued and outstanding on the date of the signing of the merger agreement, this resulted in a projected total cash component of approximately $6.05 billion. The parties determined it would be helpful to stockholders to understand the order of magnitude of the cash component and therefore have used the $6.05 billion number in the Registration Statement when discussing the total cash component and proration mechanics. The Partnership further advises the Staff that in light of the restrictions contained in the merger agreement regarding WMB’s ability to issue and repurchase shares of its common stock during the pendency of the transaction, the $6.05 billion is not expected to change in a material manner. However, in response to the Staff’s comment, the Registration Statement has been revised to clarify how the cash component of the merger consideration is calculated and that the $6.05 billion figure is an approximate amount and is subject to change based on the issuance and retirement of shares of WMB common stock prior to the closing date. Please see pages xii, 170 and 172 of Amendment No. 1.

Governing Law; Jurisdiction, page 184

18.	Please tell us what consideration you have given to including risk factor disclosure about the impact of the exclusive forum provisions in the merger agreement and your partnership agreement, on investors.

Response: In response to the Staff’s comment, the Partnership considered the impact of the exclusive forum provisions in the merger agreement and partnership agreement on investors. The Partnership determined that, while the exclusive forum provision in the merger agreement is a customary provision requiring the parties to the merger agreement to bring transaction-related claims in the designated forum and does not pose a material risk to investors, the potential impact on investors of the exclusive forum provision in the partnership agreement should be disclosed and therefore a risk factor has been added to the Registration Statement. Please see page 44 of Amendment No. 1.

CCR Agreement, page 186

19.	We note the statement in the first sentence of this section that “each ETC common share received by a holder of WMB common stock as part of the merger consideration will have attached to it one CCR.” However, elsewhere you state that “[e]ach ETC common share issued in the merger, including the ETC common shares issued to ETE in respect of the Parent Cash Deposit, will have attached to it one CCR.” Please revise your disclosure for accuracy and consistency.

Response: In response to the Staff’s comment, the Registration Statement has been revised to ensure consistency in the description of the ETC common shares. Please see page 189 of Amendment No. 1.

20.	Please revise to clarify whether there is any agreement in place regarding the registration of any issuance of ETC common shares in connection with the CCR Agreement.

Response: In response to the Staff’s comment, the Registration Statement has been revised to clarify that there are no agreements in place regarding the registration of any issuance of ETC common shares in connection with the CCR Agreement. Please see page 190 of Amendment No. 1.

Comparison of Rights of ETC Shareholders and WMB Stockholders, page 205

21.

We note your disclosure concerning differences between the rights of ETC shareholders as compared to the rights presently held by WMB stockholders. Please tell us what consideration you may have given as to whether any material changes described in this section should be unbundled under Rule 14a-4(a)(3). For guidance, please refer to the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A context), available on the Commission’s website.

Response: The Partnership has considered Rule 14a-4(a)(3) and the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A context) (the “Unbundling C&DI”) and believes that the guidance in the Unbundling C&DI does not apply to the transaction.

As an initial matter, the Partnership respectfully notes that the substance of the transaction is an acquisition of WMB by ETE. Beginning with ETE’s initial written proposal to WMB on June 18, 2015, the transaction has always been clearly structured as an acquisition of WMB by ETE. ETE’s initial proposal offered WMB stockholders a 32.4% premium and, at signing, the transaction provided WMB stockholders a 4.6% premium. In addition, it is important to note that the acquisition of WMB by ETE does not require the vote of ETE’s unitholders for any aspect of the transaction, including the formation of ETC or the issuance of ETC common shares in the transaction.

In reviewing the guidance in the Unbundling C&DI, the Partnership notes a few aspects of the transaction that may initially seem relevant in determining whether the Unbundling C&DI applies to the transaction. The Partnership acknowledges that the Unbundling C&DI addresses circumstances where the parties to a merger form a new entity to act as an acquisition vehicle and that ETC is a new entity formed by ETE that will issue equity securities in this transaction. The Partnership also acknowledges that the Unbundling C&DI specifies that the party whose shareholders are expected to own the largest percentage of equity securities of the new entity immediately following the completion of the transaction would be considered the acquiror for purposes of the analysis set forth in the Unbundling C&DI. Immediately following the completion of the transaction, it is expected that the former holders of WMB common stock will hold approximately 81% of the outstanding equity interests of ETC. However, the Partnership respectfully submits to the Staff that the following considerations render the guidance in the Unbundling C&DI inapplicable to this transaction.

First, ETC should not be considered a new entity formed to act as an acquisition vehicle as contemplated by Question 201.02 of the Unbundling C&DI. Although, in form, ETC is a new entity formed by ETE to issue equity securities in the transaction, the ETC common shares to be issued in the transaction are effectively a new class of ETE equity securities. ETC’s only assets immediately following the completion of the transaction will be an approximate 57% limited partner interest in ETE and the managing member interest in ETE’s general partner, and ETC’s governance agreements will substantially mirror ETE’s governance agreements. Indeed, a significant focus of the transaction negotiations was to ensure that ETC’s per share distributions would equal ETE’s per unit distributions, which resulted in the parties reaching the dividend equalization agreement through calendar year 2018. Further, because ETC will elect to be treated as a corporation for U.S. federal income tax purposes, the receipt of ETC common shares in the transaction will not be a taxable event to the WMB stockholders. Unlike the situation contemplated in Question 201.02 of the Unbundling C&DI where a newly formed entity is used as the acquisition vehicle and following the merger will continue as the sole publicly traded entity, here both ETE and ETC will survive as publicly traded entities following the closing of the transaction. The substance of the transaction is that ETE is the acquisition vehicle and the formation of ETC allows WMB stockholders to effectively own ETE equity securities with the same tax attributes as securities issued by a taxable corporation.

Second, WMB stockholders are not receiving a majority ownership of the substantive acquisition vehicle, ETE. The WMB stockholders may hold an approximate 81% limited partner interest in ETC immediately after the closing of the transaction, but this will only constitute an approximate 46% limited partner interest in ETE (as ETC will own an approximate 57% limited partner interest in ETE). Moreover, the WMB stockholders will not control ETC or ETE. KLW LLC will own ETC’s general partner and the WMB stockholders will not be entitled to elect or remove ETC’s general partner or its directors. In addition, although ETC will be the managing member of ETE’s general partner, the WMB stockholders will not have any voting rights with respect to ETE’s business through their ownership of ETC common shares, including any rights with respect to the election or removal of ETE’s general partner or its directors. This governance structure had been contemplated from the early stages of the negotiations. As the WMB stockholders will neither own a majority of the limited partner interests in ETE nor will they control ETC or ETE, WMB should not be considered the acquiror for purposes of the analysis set forth in the Unbundling C&DI.

In conclusion, the Partnership respectfully acknowledges that the guidance in the Unbundling C&DI may seem relevant to a few aspects of the form of the transaction. However, the Partnership respectfully submits that the substance of the transaction demonstrates why the guidance in the Unbundling C&DI should not apply to this transaction. As ETC’s primary cash generating asset will be an approximate 57% limited partner interest in ETE and ETC will effectively have the same governance structure as ETE, ETC should be viewed solely as an alternative means for WMB stockholders to own ETE equity securities with the same tax attributes as securities issued by a taxable corporation. Immediately following the transaction, WMB stockholders will effectively own an approximate 46% limited partner interest in ETE through their 81% ownership interest in ETC, and the former WMB stockholders will control neither ETC nor ETE.

Additional Information about ETC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of Indebtedness, page 261

22.	Please revise this section to describe indebtedness incurred since the most recent fiscal year end, including the Financing Commitment.

Response: In response to the Staff’s comment, the Registration Statement has been revised to describe indebtedness incurred since the most recent fiscal year end. Please see pages 264, 266 and 267 of Amendment No. 1.

Undertakings, page II-1

23.	Please provide the applicable undertakings called for by Item 512(a) and (h) of Regulation S-K.

Response: In response to the Staff’s comment, the Registration Statement has been revised to provide the applicable undertakings called for by Item 512(a) and (h) of Regulation S-K. Please see pages II-1, II-2 and II-3 of Amendment No. 1.

Exhibits

24.	Please file as an exhibit the Commitment Letter described on pages 8 and 164, as well as the form of change in control agreement described on page 154. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Commitment Letter has been filed as Exhibit 10.2 and forms of the change in control agreements have been filed as Exhibit 10.3 and Exhibit 10.4 to Amendment No. 1.

*        *        *         *        *        *

In the event that the Partnership requests acceleration of the effective date of the Registration Statement, as amended, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +1 (212) 403-1107 or by email at AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Zieske Preiss
Alison Zieske Preiss